CASE NEW HOLLAND INC.

Tower B, 10th Floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

May 23, 2011

Ms. Amanda Ravitz

    Division of Corporation Finance

        Securities and Exchange Commission

            100 F Street, N.E.

                Washington, D.C. 20549

Re:	Case New Holland Inc.

Registration Statement on Form F-4

Filed April 6, 2011

File No. 333-173332

Dear Ms. Ravitz:

On behalf of Case New Holland Inc. (the “Company”), a wholly-owned subsidiary of CNH Global N.V., we have set forth below the Company’s responses to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated May 3, 2011, relating to the registration statement on Form F-4 (File No. 333-173332) (the “Registration Statement”) filed by the Company on April 6, 2011. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Amendment. Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information.

The Exchange Offer, page 4

1. It appears that you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-

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Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response – In conjunction with the filing of the Amendment, a supplemental letter is being provided to the Staff, confirming that the Company is registering the exchange offer in reliance on the Staff’s position in the above-mentioned no-action letters and making the representations contained therein.

2. Your disclosure in the third bullet-point on page 5, the paragraph ending at the top of page 41, under the heading “Resale of New Notes” on page 42, and paragraph (3) on page 43 appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your affiliates in this offering is consistent with the no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure as appropriate to remove any implication to the contrary.

Response – The referenced disclosures on pages 5, 41, 42 and 43 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Exhibit 5.1

3. Please revise the final carry-over sentence on page 1 to remove the language between the words “so as not to violate” and “or any of the Guarantors” as these conclusions appear fundamental to the opinion given.

Response – A revised opinion from counsel that has removed the referenced language is being filed as Exhibit 5.1 to the Amendment in response to the Staff’s comment.

4. We note that clause (b) in the final carry-over paragraph on page 1 refers to the guarantees of the “Delaware Guarantors.” Please file opinions of counsel that the guarantee of each guarantor will be the binding obligation of that guarantor under the laws of the state governing the indenture.

Response – A revised opinion from counsel is being filed as Exhibit 5.1 to the Amendment in response to the Staff’s comment.

5. Please tell us why the assumptions in the second sentence of the second full paragraph on page 2 are necessary given that the first sentence of this paragraph limits the opinion to Delaware, New York, and Federal law. Alternatively, file a revised opinion without these assumptions. Also, please ensure that the opinion or opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K with respect to the guarantees of the companies that are not incorporated in Delaware do not assume the authority of the guarantors to enter into and perform their obligations under the indenture.

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Response – A revised opinion from counsel that has removed the referenced assumptions is being filed as Exhibit 5.1 to the Amendment in response to the Staff’s comment.

6. We note the last sentence in the second full paragraph on page 2. Please clarify the extent to which counsel is relying upon the opinions filed as exhibits 5.2 through 5.8.

Response – On advice of its U.S. counsel, the Company respectfully advises the Staff that the counsel is not relying upon the opinions filed as Exhibits 5.2 through 5.8.

7. Please have counsel revise the first sentence of the last full paragraph on page 2 to limit it to factual matters.

Response – A revised opinion from counsel that has revised the first sentence of the last full paragraph on page 2 to limit it to factual matters is being filed as Exhibit 5.1 to the Amendment in response to the Staff’s comment.

Exhibit 5.2

8. We note the list of documents on page 1. We also note similar lists in exhibits 5.3, 5.4, 5.5, 5.6 and 5.7. Please obtain revised opinions that clarify that counsel has also examined such other matters necessary to form their opinions.

Response – We have filed a revised legal opinion from the Company’s Australian counsel as Exhibit 5.2 in response to the Staff’s comment.

A revised opinion from the Company’s Belgian counsel that modifies the referenced assumption is being filed as Exhibit 5.3 to the Amendment in response to the Staff’s comment. Belgian counsel has revised its opinion to state that counsel “have examined and relied exclusively upon the following documents that [they] have considered necessary or appropriate for the purposes of [their] opinion.”

A revised opinion from the Company’s Swiss counsel that modifies the referenced assumption is being filed as Exhibit 5.4 to the Amendment in response to the Staff’s comment. The revised Exhibit 5.4 opinion, Section I, last sentence, now reads as follows: “…confined to those documents, which we deem sufficient to form our opinion.”

We have filed revised legal opinions from the Company’s U.K. counsel as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

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We have filed a revised legal opinion from the Company’s Dutch counsel as Exhibit 5.6 to the Amendment in response to the Staff’s comment.

On advice of its Canadian counsel, the Company respectfully advises the Staff that the Exhibit 5.7 opinion already states in paragraph C. on page 2 that Canadian counsel “conducted such other examinations as [they] have considered necessary for the purposes of the opinions expressed in this letter.”

9. Please tell us the specific assumptions referenced in paragraph 2(c) on page 2 and explain why they are appropriate.

Response – On advice of its Australian counsel, the Company respectfully advises the Staff that Section 129 of the Corporations Act sets out a number of statutory assumptions that a person dealing with an Australian company may make, including:

(i) that the company’s constitution has been complied with (section 129(1));

(ii) that anyone who appears from information provided by the company that is available to the public from the Australian Securities and Investments Commission (the Australian corporate regulator) to be a director or a secretary of the company has been duly appointed and has authority to exercise the powers and perform the duties customarily exercised or performed by a director or secretary of a similar (section 129(2));

(iii) that the officers and agents of the company properly perform their duties to the company (section 129(4)); and

(iv) that a document has been duly executed by the company if the document appears to have been signed by two directors or a director and secretary of the company (section 129(5)).

The assumptions may be made even if an officer or agent of the company acts fraudulently, or forges a document, in connection with the dealings (section 128(3)). A person is not entitled to make an assumption in section 129 if at the time of the dealings they knew or suspected that the assumption was incorrect (section 128(4)). In Australia it is usual to rely on these assumptions rather than reviewing minutes of directors meetings because in order to rely on the minutes factual assessments are required, whereas the statutory assumptions are not so restricted (subject to the knowledge test in section 128(4)).

10. Please file a revised opinion without the assumptions in paragraphs 2(d), 2(e), 2(g), and 2(h) on page 2. The opinion or opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should it assume material facts underlying the opinion or facts that are readily ascertainable.

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Response – On advice of its Australian counsel, the Company respectfully advises the Staff that the assumptions in paragraphs 2(d) and 2(e) are matters of fact which are not readily ascertainable by counsel. In response to the Staff’s comment, paragraph 2(g) has been deleted. In response to the Staff’s comment, paragraph 2(h) has been deleted.

11. Please remove the qualification in paragraph 3(b), or provide an opinion confirming that counsel has conducted the referenced search no earlier than the date of effectiveness of the registration statement.

Response – A revised opinion from counsel that modifies the date is being filed as Exhibit 5.3 to the Amendment in response to the Staff’s comment.

12. Investors are entitled to rely on the opinions that you file to satisfy your obligations under Regulation S-K Item 601(b)(5). In this regard, we note

•	the first two sentences of the final paragraph on page 3;

•	the limitation in the second to last paragraph on page 7 of exhibit 5.3;

•	the limitation in the first sentence of the second to last paragraph on page 9 of exhibit 5.4;

•	the limitations at the bottom of page 8 and the top of page 9 of exhibits 5.5(a) and 5.5(b);

•	the first two and the last sentence in the first full paragraph on page 3, and the second sentence of the third full paragraph on page 3 of exhibit 5.6; and

•	the second to last paragraph on page 3 of exhibit 5.7.

Please file revised opinions without these limitations.

Response – We have filed a revised legal opinion from the Company’s Australian counsel as Exhibit 5.2 to the Amendment, expressly permitting reliance by investors.

We have filed a revised legal opinion from the Company’s Belgian counsel as Exhibit 5.3 to the Amendment that modifies the first sentence of the second to last paragraph on page 9. The revised sentence now reads as follows: “This opinion may not, without our prior written consent, be used, circulated, quoted or referred to for any other purpose than in connection with the transactions contemplated in the Transaction Documents and the New Guarantees.”

We have filed a revised legal opinion from the Company’s Swiss counsel as Exhibit 5.4 to the Amendment in response to the Staff’s comment.

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We have filed revised legal opinions from the Company’s U.K. counsel as Exhibits 5.5(a) and 5.5(b) to the Amendment, removing the limitations referred to by the Staff.

We have filed a revised legal opinion from the Company’s Dutch counsel as Exhibit 5.6 to the Amendment that clarifies that its legal opinion may be disclosed to the holders of the registered notes.

We have filed a revised legal opinion from the Company’s Canadian counsel as Exhibit 5.7 to the Amendment, removing the limitation referred to by the Staff.

Exhibit 5.3

13. We note the assumption in the middle of page 3 that the “Transaction Documents” have been executed by the persons authorized to execute them. Please tell us why this assumption is appropriate given that it appears to be a necessary requirement of the conclusions in paragraphs (ii) and (iii) on page 4, or file a revised opinion without this assumption.

Response – A revised opinion from counsel that modifies the referenced assumption is being filed as Exhibit 5.3 to the Amendment in response to the Staff’s comment. Belgian counsel has revised its opinion to limit its assumption to the genuineness of the signatures on the Transaction Documents. The revised assumption now reads as follows: “We assume that the signatures appearing on any of the Transaction Documents are genuine.”

14. Please file an opinion without the assumptions in paragraphs (b), (c) and (g). These assumptions appear fundamental to the opinion.

Response – A revised opinion from counsel that has removed the referenced assumptions is being filed as Exhibit 5.3 to the Amendment in response to the Staff’s comment.

15. Tell us why the assumption in paragraphs (ii) and (iii) on page 4 regarding New York law are necessary, given the statement on page 7 that the opinion is limited to the laws of Belgium.

Response – The referenced assumption is necessary because the Transaction Documents and the New Guarantees are governed by New York law and to the extent these are not valid, binding and enforceable under New York law, these will not be enforceable in Belgium.

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Exhibit 5.4

16. Tell us why the assumptions in paragraphs b) and c) on page 3 are necessary, given the statement in paragraph a) on page 5 that the opinion is limited to Swiss law.

Response – A revised opinion from counsel that has removed the referenced assumptions in paragraph (b) and clause (ii) of paragraph (c) is being filed as Exhibit 5.4 to the Amendment in response to the Staff’s comment. On advice of its Swiss counsel, the Company respectfully advises the Staff that the assumption in clause (i) of paragraph (c) is necessary because the validity of the choice of law under the law chosen is a prerequisite for the recognition of such choice in a Swiss court. Therefore it is relevant for concluding that Swiss law of contract is not applicable, and thus cannot be violated (cf. the opinion expressed under III(c)(ii)).

17. We note paragraphs f) and g) on page 3 and paragraph 1) on page 4. Please file an updated opinion as of the date of effectiveness of the registration statement.

Response – A revised opinion from counsel will be filed on a Form 6-K, dated as of the date of effectiveness of the Registration Statement.

18. Please file an opinion without the assumptions in paragraphs o), p), and q). The opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable. Also, the opinions should be based on all relevant facts and law.

Response – A revised opinion from counsel that has removed the referenced assumptions in paragraphs o) and q) is being filed as Exhibit 5.4 to the Amendment in response to the Staff’s comment. This revised Exhibit 5.4 opinion also modifies the referenced assumptions in paragraph p) to remove the assumption that the resolutions referred to in Section I d) and e) were adopted in accordance with that Articles of Association and the Organisational Regulation. The revised assumption now reads as follows: “that the resolutions referred to in Section I d) and e) and the Organisational Regulations are as of the date of this letter validly in force and effect in their version referred to in Section I.”

Exhibit 5.5(a) and 5.5 (b)

19. Please tell us why the assumptions in paragraph (c) on page 2, paragraphs (d), (e) and (g) on page 3 and paragraph (h) on page 4 are necessary. Explain why counsel cannot rely on management to make these assessments, or otherwise ascertain that the assumptions are true.

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Response – Revised opinions from counsel that have removed the referenced assumptions are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

20. Please tell us why the assumption in paragraph (f) on page 3 is necessary, given that the opinions are limited to “English law” on the bottom of page 8.

Response – Revised opinions from counsel that have removed the referenced assumption are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

21. Please remove the assumption in paragraph (i) on page 4 of the opinions. The opinions should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable.

Response – Revised opinions from counsel that have removed the referenced assumption are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

22. Refer to the assumption in paragraph (j) on page 4 and the reservation in paragraph (a) on page 7 of the opinions. Please file updated opinions as of the date of effectiveness of the registration statement.

Response – Revised opinions from counsel that have removed the referenced assumption and the referenced reservation are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

23. Please tell us why counsel cannot provide firm conclusions regarding the opinions in paragraph 5 on page 4 and paragraph 6 on page 5.

Response – Revised opinions from counsel that have removed the referenced paragraphs are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

24. We note that in the second to last paragraph of the opinions counsel is attempting to limit its liability for claims relating to its opinions. Please revise to remove these limitations.

Response – Revised opinions from counsel that have removed the referenced paragraphs are being filed as Exhibits 5.5(a) and 5.5(b) to the Amendment in response to the Staff’s comment.

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Exhibit 5.6

25. We note the date limitations in the second full paragraph on page 3. Please file an updated opinion as of the date of effectiveness of the registration statement.

Response – A revised opinion from counsel will be filed on a Form 6-K, dated as of the date of effectiveness of the Registration Statement.

26. The second to last sentence of the second full paragraph on page 3 of the opinion carves out “regulatory law.” The opinion should be based on all applicable laws, including regulatory determinations. Please provide a revised opinion, or tell us why this limitation is appropriate.

Response – A revised opinion from counsel that has removed the carve-out of “regulatory law” is being filed as Exhibit 5.6 to the Amendment in response to the Staff’s comment.

27. Assumptions b, c, d and e on page 4 appear to assume conclusions of law and material facts that underlie the conclusions on page 5. Please obtain an opinion without these assumptions.

Response – A revised opinion from counsel that modifies the referenced assumption in paragraph (b) is being filed as Exhibit 5.6 to the Amendment in response to the Staff’s comment. Dutch counsel has revised its opinion so that the assumption in paragraph (b) now reads as follows: “no defects which do not appear from the face of the Deeds of Incorporation attach to the incorporation of any of the Netherlands Companies (aan haar totstandkoming geen gebreken kleven).”

On advice of its Dutch counsel, the Company respectfully advises the Staff that the assumptions in paragraphs (c), (d) and (e) are matters of fact which are not readily ascertainable by counsel.

With respect to the assumption in paragraph (c), it is a matter of fact whether the Dutch Guarantors have been subject to any such mentioned proceedings. Despite the Extracts and the inquiries by Dutch counsel with the relevant insolvency registers that support the statements in this assumption, Dutch counsel cannot give conclusive evidence that these events have not occurred.

With respect to the assumption in clause (i) of paragraph (d), whether the powers of attorney and appointments made in the Resolutions are in full force and effect is a matter of fact that cannot be verified by Dutch counsel.

With respect to the assumption in clause (ii) of paragraph (d), the Netherlands are party to the 14 March 1978 the Hague Agency Convention, under which the ability of a non-Dutch attorney, acting on behalf of the Dutch Guarantors, to represent and bind the Dutch Guarantors vis-a-vis the other parties to the Opinion

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Documents will be determined by the law of the country where such non-Dutch attorney has acted pursuant to a power of attorney. As the appointed attorneys do not have their registered office or their habitual residence in the Netherlands, Dutch counsel cannot exclude the possibility that appointed attorneys have acted under the power of attorney in another country and such assumption is therefore a necessary part of the Exhibit 5.6 legal opinion.

With respect to the assumption in paragraph (e),whether the resolutions recorded in the Resolutions are in full force and effect and whether the factual statements made and confirmations given in the Resolutions are complete and correct are matters of fact that cannot be verified by Dutch counsel.

Exhibit 5.8

28. Please explain why the information specified in paragraph 2.7 on page 2 is not relevant to the opinions on page 4. Counsel’s opinion should be based on all relevant laws and facts.

Response – A revised opinion from counsel that has removed the referenced paragraph is being filed as Exhibit 5.8 to the Amendment in response to the Staff’s comment.

29. Please clarify whether the assumptions in paragraphs (d) and (g) on page 3 apply to CNH Deutschland GmbH. If so, explain why these assumptions are appropriate.

Response – A revised opinion from counsel that has removed paragraph (g) is being filed as Exhibit 5.8 to the Amendment in response to the Staff’s comment. German counsel has also revised paragraph (d) to limit its assumption to the non-German parties only. Such an assumption is appropriate because counsel is not in a position to verify the factual financial situation of these other parties and the impact such situation may have under applicable foreign laws.

30. Refer to paragraphs (h) and (i) on page 3. The opinion should be current as of the date of effectiveness of the registration statement. Please explain why it is appropriate for counsel to assume that no changes have been made to the commercial register or the articles of association, or file a revised opinion.

Response – A revised opinion from counsel that has removed assumptions in the referenced paragraph (i) is being filed as Exhibit 5.8 to the Amendment in response to the Staff’s comment. This revised Exhibit 5.8 opinion also modifies the referenced paragraph (h) (in the revised opinion referred to as paragraph (g)) to only assume that the excerpt of the commercial register, dated as of the date of the opinion, is accurate and complete. Such an assumption is appropriate because counsel is not in a position to verify the factual accuracy or completeness of the commercial register.

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31. Refer to paragraph (k) on page 3. The opinion should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable. Please obtain a revised opinion accordingly.

Response – A revised opinion from counsel that modifies the referenced assumption in paragraph (k) (in the revised opinion referred to as paragraph (i)) is being filed as Exhibit 5.8 to the Amendment in response to the Staff’s comment. The revised assumption now reads as follows: “that the shareholders’ resolution referred to in para. 2.5(c) has been duly passed in accordance with all requirements by law or the corporate documents of the German Guarantor.” Such an assumption is appropriate because German counsel is issuing its opinion on the basis of a copy document and as such is not in a position to verify the factual circumstances in which the shareholders’ meeting was convoked or the shareholders’ resolution was adopted.

32. We note paragraph (n) on page 4 assumes the “full legal capacity and authority” of the individuals who have executed the relevant documents. Please tell us why this assumption is appropriate, as it appears to be a necessary requirement of the opinion in paragraph 4.3 on page 4.

Response – On advice of its German counsel, the Company respectfully advises the Staff that the assumption contained in paragraph (n) is appropriate because the assumption goes to facts which are not reasonably ascertainable by legal counsel. Legal counsel is not in a position to determine whether the signatories were suffering from mental disease or subject to legal care or such other condition which, if existing, would impair or exclude their legal capacity and authority as individuals, and as such the assumption is appropriate. This assumption is a standard opinion element in the German market.

33. We note that paragraphs 5.2, 5.3 and 5.4 describe circumstances under which the guarantee of the German company might not be enforceable, or that would prevent the company from having the authority to enter into or perform its obligations under the guarantee. Please explain why these qualifications are appropriate.

Response – On advice of its German counsel, the Company respectfully advises the Staff that the qualification contained in paragraph 5.2 is appropriate because the German Federal Court of Justice (Bundesgerichtshof, BGH) has consistently ruled that the granting of upstream security, which would deprive the security grantor from the net assets required to cover its stated share capital, may be held invalid, if the party was aware of the financial condition of the security grantor and in taking such security consciously cooperated with the security grantor to the detriment of third-party creditors of such security grantor. In such case, the parties would typically also have committed a wilful damnification by contravening public policy pursuant to section 826 of the German Civil Code (Bürgerliches Gesetzbuch). For example, the BGH has ruled on the aforementioned matters in: BGH (ruling dated 16 March 1995, ref. no. IX ZR 72/94)

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NJW 1995, p. 1668 et seqq.; BGH (ruling dated 19 March 1998, ref. no. IX ZR 22/97) NJW 1998, p. 2592 et seqq. As such paragraph 5.2 above is a standard qualification relating to matters of law in German law opinions.

On advice of its German counsel, the Company respectfully advises the Staff that the qualification contained in paragraph 5.3 is appropriate because, in an extensive range of decisions, the BGH has also ruled that a wilful damnification by contravening public policy pursuant to section 826 of the German Civil Code (Bürgerliches Gesetzbuch) may consist of a transaction by way of which the security grantor and the party taking security reduce the assets of the security grantor without compensation to the detriment of the third party creditors who would normally be entitled to take recourse against such assets. For example, the BGH has ruled on the aforementioned matters in: BGH (ruling dated 9 February 2009, ref. no. II ZR 292/07 “Sanitary”) NJW 2009, p. 2127 et seqq.; BGH (ruling dated 28 April 2008, ref. no. II ZR 264/06 “Gamma”) NJW 2008, p. 2437 et seqq.; BGH (ruling dated 16 July 2007, ref. no. II ZR 3/04 “Trihotel”) NJW 2007, p. 2689 et seqq. As such paragraph 5.3 above is a standard qualification relating to matters of law in German law opinions.

On advice of its German counsel, the Company respectfully advises the Staff that the qualification contained in paragraph 5.4 is appropriate because various authors in legal literature are of the view that no valid company comes into existences (and that such an apparent rather than factual company has to be deleted from the commercial register) if the sole founder (or all the founders) of the company acted under deceit or force when founding the company. The founder’s (or all founders’) declarations aimed at creating the state share capital, the shares and the position of shareholder(s) are invalid and hence only the appearance of a company is being created. For example, the following authors have pronounced themselves in this regard: Baumbach/Hueck/Fastrich, GmbHG, 19th ed. (2010), C.H. Beck, Munich, § 2 marg. 46; Roth/Altmeppen, GmbHG, 6th ed. (2009), C.H. Beck, Munich, § 2 marg. 45; Hachenburg/Ulmer, GmbHG, 8th ed. (1989), § 2 marg. 97. As such paragraph 5.4 is a typical qualification relating to matters of law often contained in legal opinions in the German market.

34. We note the date limitation under the heading “Opinion Limited to German Law” on page 5. Please file an updated opinion as of the date of effectiveness of the registration statement.

Response – A revised opinion from counsel will be filed on a Form 6-K, dated as of the date of effectiveness of the Registration Statement.

Separately, CNH Global N.V. acknowledges receipt of the Staff’s comment letter dated May 3, 2011 concerning the annual report on Form 20-F of CNH Global N.V. for the year ended December 31, 2010. CNH Global N.V. has responded to such comment letter under separate cover on May 17, 2011.

Ms. Ravitz

If you have any questions concerning the matters discussed above, please call me at (630) 887-3766.

Very truly yours,

/s/ Michael P. Going
Michael P. Going
Senior Vice President and General Counsel

cc:	Louis Rambo

(Securities and Exchange Commission)

John L. Savva

(Sullivan & Cromwell LLP)